

July 21, 2021

Orlando Zayas
Chief Executive Officer
Katapult Holdings, Inc.
5204 Tennyson Parkway, Suite 500
Plano, TX 75024

> **Re: Katapult Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 30, 2021**
> **File No. 333-257583**

Dear Mr. Zayas:

We have limited our review of your registration statement to the issue we have addressed in our comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-1 filed on June 30, 2021

General

1.      Please revise your registration statement to include the March 31, 2021 unaudited interim financial statements for FinServ Acquisition Corp. or tell us why you believe they are not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services